Exhibit 99.2

(An exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2017 and 2016

_______________________

Independent Auditor’s Report

To the Shareholders of Auryn Resources Inc.

We have audited the accompanying consolidated financial statements of Auryn Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, and the consolidated statements of loss and comprehensive loss, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Auryn Resources Inc. as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants

March 27, 2018

Vancouver, Canada

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Auryn Resources Inc.

Consolidated Statements of Financial Position

Audited - (Expressed in thousands of Canadian dollars)

	As at December 31, 2017	As at December 31, 2016

Assets

Current assets:
Cash (note 5)	$2,474	$2,457
Marketable securities (note 6)	425	625
Amounts receivable	645	235
Prepaid expenses and deposits (note 7)	1,167	319
Deferred acquisition costs	–	160
	4,711	3,796

Non-current assets:
Restricted cash (note 5)	115	115
Mineral property interests (note 8)	95,986	58,815
Equipment (note 9)	1,675	1,786
	97,776	60,716
Total assets	$102,487	$64,512

Liabilities and Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$1,053	$818
Flow-through share premium liability (note 10)	185	–
	1,238	818

Non-current liabilities:
Provision for site reclamation and closure (note 11)	1,662	1,747
Total liabilities	$2,900	$2,565

Equity:
Share capital	$105,870	$67,553
Share option and warrant reserve	6,046	6,108
Accumulated other comprehensive income	(256)	29
Deficit	(12,073)	(11,743)
Total equity	$99,587	$61,947
Total liabilities and equity	$102,487	$64,512

Subsequent events (note 21)

Approved on behalf of the Board of Directors:

"Ivan Bebek"	"Shawn Wallace"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

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Auryn Resources Inc.

Consolidated Statements of Loss and Comprehensive Loss

Audited - (Expressed in thousands of Canadian dollars, except per share amounts)

	Year ended December 31,
	2017	2016

Administration expenses
Fees, salaries and other employee benefits	$3,302	$4,201
Legal and professional fees	316	171
Marketing and investor relations	1,453	1,024
Insurance	202	37
Office and administration	603	652
Regulatory, transfer agent and shareholder information	319	275
	6,195	6,360

Other expenses (income):
Project investigation costs	105	224
Accretion of provision for site reclamation and closure	39	25
Interest and other income	(247)	(66)
Amortization of flow-through share premium (note 10)	(5,966)	(2,319)
Loss on marketable securities (note 6)	200	11
Foreign exchange loss	4	20
	(5,865)	(2,105)

Loss for the period	$330	$4,255

Other comprehensive loss (income), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss (gain) on translation of foreign operations	285	(29)

Other comprehensive loss (income) for the period	285	(29)

Total comprehensive loss for the period	$615	$4,226

Basic and diluted loss per share	$0.00	$0.07

Basic and diluted weighted average number of shares outstanding (note 17)	76,668,827	58,065,635

The accompanying notes form an integral part of these consolidated financial statements.

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Auryn Resources Inc.

Consolidated Statements of Equity

Audited - (Expressed in thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive income (loss)	Deficit	Total

Balance at December 31, 2015	48,828,729	$32,547	$4,358	$–	$(7,488)	$29,417

Comprehensive income (loss) for the period	–	–	–	29	(4,255)	(4,226)
Shares issued pursuant to bought deal financing, net of share issue costs (note 12 (b) vi))	9,018,414	10,905	427	–	–	11,332
Shares issued in connection with the acquisition of
Homestake Resources Corp. (note 4)	4,290,727	13,988	799	–	–	14,787
Shares issued in settlement of debt (note 12 (b) v)	437,675	1,007	–	–	–	1,007
Share options exercised (note 12 (b) vii)	577,878	890	(372)	–	–	518
Warrants exercised (note 12 (b) viii)	3,643,394	8,216	(2,206)	–	–	6,010
Share-based compensation (note 13 (a))	–	–	3,102	–	–	3,102
Balance at December 31, 2016	66,796,817	$67,553	$6,108	$29	$(11,743)	$61,947

Comprehensive loss for the period	–	–	–	(285)	(330)	(615)
Shares issued pursuant to bought deal financing, net of share issue costs and flow-through liability (note 12 (b) i))	9,542,402	32,760	–	–	–	32,760
Share options exercised (note 12 (b) ii)	453,000	913	(377)	–	–	536
Warrants exercised (note 12 (b) iii)	1,954,011	4,644	(1,523)	–	–	3,121
Share-based compensation (note 13 (a))	–	–	1,838	–	–	1,838
Balance at December 31, 2017	78,746,230	$105,870	$6,046	$(256)	$(12,073)	$99,587

The accompanying notes form an integral part of these consolidated financial statements.

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Auryn Resources Inc.

Consolidated Statements of Cash Flows

Audited - (Expressed in thousands of Canadian dollars)

	Year ended December 31,
	2017	2016

Cash (used in) provided by:

Operating activities:
Loss for the period	$(330)	$(4,255)
Items not involving cash:
Interest income	(241)	(67)
Accretion of provision for site reclamation and closure (note 11)	39	25
Loss on marketable securities (note 6)	200	11
Amortization of flow-through share premium (note 10)	(5,966)	(2,319)
Unrealized foreign exchange loss	(3)	5
Share-based compensation (note 13(a))	1,071	2,131
Changes in non-cash working capital:
Amounts receivable	(330)	110
Prepaid expenses and deposits	(901)	(174)
Accounts payable and accrued liabilities	140	(534)
Cash used in operating activities	(6,321)	(5,067)

Investing activities:
Interest received	241	67
Purchase of equipment	(144)	(188)
Mineral property interest expenditures	(36,319)	(15,492)
Deferred acquisition costs	–	(160)
Loan to Homestake Resource Corporation (note 4)	–	(150)
Acquisition of Homestake Resource Corporation, net of cash acquired (note 4)	–	(318)
Cash used in investing activities	(36,222)	(16,241)

Financing activities:
Proceeds from issuance of common shares, net of cash share issuance costs (note 12 (b))	38,911	13,651
Proceeds from share option and warrant exercises (note 12 (b))	3,657	6,528
Increase in restricted cash	–	(15)
Cash provided by financing activities	42,568	20,164

Effect of foreign exchange rate changes on cash	(8)	–

Increase (decrease) in cash	17	(1,144)

Cash, beginning of the period	2,457	3,601

Cash, end of the period	$2,474	$2,457

Supplemental cash flow information (note 15)

The accompanying notes form an integral part of these consolidated financial statements.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

1.	Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and effective July 17, 2017 the Company’s common shares commenced trading on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut (note 8 (a)), as well as the Homestake Ridge Project in northwestern British Columbia (note 8 (b)). The Company has also secured rights to various mining concessions in southern Peru (note 8 (c)).

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.	Basis of presentation

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the financial year ended December 31, 2017. IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 27, 2018.

(b)	Basis of preparation and consolidation

These consolidated financial statements have been prepared on a historical cost basis except for marketable securities (note 6) that have been measured at fair value. The presentation currency is the Canadian dollar; therefore, all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

2.	Basis of presentation (continued)

(c)	Critical accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each of its Canadian entities is the Canadian dollar, while the functional currency of its Peruvian entities is the United States dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

ii.	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. The Company determined that Homestake (note 4) did not meet the criteria for a business based on the indicators outlined by IFRS 3. As such, the Company determined that the acquisition of Homestake was not a business combination and accordingly it was accounted for as an asset acquisition.

iii.	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

iv.	Indications of impairment of assets

Impairment testing is done at the cash generating unit level and judgment is involved in assessing whether there is any indication that an asset or a cash generating unit may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties and the results of exploration and evaluation to date.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.	Provisions

Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

2.	Basis of presentation (continued)

(c)	Critical accounting judgments and estimates

ii.	Share-based compensation

The Company determines the fair value of share options granted using the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

iii.	Income taxes

The provision for income taxes and composition of income tax assets and liabilities require management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

iv.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

v.	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure, as there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

3.	Significant accounting policies

(a)	Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on basis of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its Canadian subsidiaries is the Canadian dollar while the functional currency of its Peruvian entities in the United States dollar. Amounts in these financial statements denominated in United States dollars are denoted as US$.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(b)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty. As at December 31, 2017 and 2016 the Company did not have any cash equivalents.

(c)	Equipment

Equipment is stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

Camp and field equipment	10 years
Machinery and heavy equipment	10 years

(d)	Mineral property interests

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”). Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation are recognized and capitalized, in addition to the acquisition costs. These expenditures include but are not limited to acquiring licenses, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, payments made to contractors and consultants in connection with the exploration and evaluation of the property. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Acquisition costs incurred in obtaining the legal right to explore a mineral property are deferred until the legal right is granted and thereon reclassified to mineral properties.  Transaction costs incurred in acquiring an asset are deferred until the transaction is completed and then included in the purchase price of the asset acquired.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of the estimated recoverable amount, are written off to the consolidated statement of loss and comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(e)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(f)	Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when an environmental disturbance is caused by the exploration, development or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of loss and comprehensive loss over the life of the operation through amortization and the unwinding of the discount in the provision. Costs for restoration of subsequent site damage, which is created on an on-going basis during production, are provided for at their estimated net present values and charged against earnings as extraction progresses.

(g)	Impairment of assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of loss and comprehensive loss.

(h)	Flow-through common shares

Canadian income tax legislation permits companies to issue flow-through instruments whereby the income tax deductions generated by eligible expenditures of the Company, defined in the Income Tax Act (Canada) as qualified Canadian exploration expenses (“CEE”), are claimed by the investors rather than by the Company. Shares issued on a flow-through basis are typically sold at a premium above the market share price which relates to the tax benefits that will flow through to the investors. The Company often issues flow-through shares as part of its equity financing transactions in order to fund its Canadian exploration activities. The Company estimates the portion of the proceeds attributable to the premium as being the excess of the flow-through share price over the market share price of the common shares without the flow-through feature at the time of issuance. The premium is recorded as a liability which represents the Company’s obligation to spend the flow-through funds on eligible expenditures and is amortized through the statement of loss as the eligible expenditures are incurred.

(i)	Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(j)	Share-based compensation

From time to time, the Company grants share options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of share options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statement of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of loss and comprehensive loss over the remaining vesting period.

Equity instruments granted to non-employees are recorded in the consolidated statement of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in share option and warrant reserve until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in share option and warrant reserve is reclassified to share capital along with any consideration paid.

(k)	Income taxes

Income tax reported in the consolidated statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or, substantively enacted, at the reporting date and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(l)	Financial instruments

The Company recognizes financial assets and liabilities on its consolidated statement of financial position when it becomes a party to the contract creating the asset or liability.

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities and are described as follows:

Classification	Measurement after initial recognition	Recognition of gains or losses related to fair value changes
Financial assets:
Loans and receivables	Amortized cost (using the effective interest method)	On de-recognition, impairment and write-downs
Held-to-maturity	Amortized cost (using the effective interest method)	On de-recognition, impairment and write-downs
Available-for-sale (“AFS”)	Fair value	Recognized in other comprehensive loss (income) and reclassified to comprehensive loss (income) on de-recognition and impairment
FVTPL	Fair value	Recognized in comprehensive loss (income)
Financial liabilities:
Other financial liabilities	Amortized cost (using the effective interest method)	On de-recognition, impairment and write-downs
FVTPL	Fair value	Recognized in comprehensive loss (income)

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as FVTPL unless they are designated as effective hedging instruments.

(m)	Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Financial assets that are classified as AFS will have unrealized gains and losses included in other comprehensive loss until the asset is sold, permanently impaired, or derecognized. Foreign currency translation differences arising on translation of foreign subsidiaries are also included in other comprehensive loss.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

3.	Significant accounting policies (continued)

(n)	Changes in accounting standards

i) New accounting standards effective January 1, 2017

The Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's consolidated financial statements.

ii) New and amended accounting standards not yet effective for the year ended December 31, 2017

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of this standard will not impact the Company’s financial statements, as currently the Company does not earn revenues.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of this standard will not impact the Company’s financial statements as currently the Company does not hold any financial instruments for which the underlying accounting will be impacted.

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. The Company does not have any material lease agreements and does not expect the adoption of this standard to materially impact its consolidated financial statements.

4.	Acquisition of Homestake Resource

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held, resulting in the issuance of a total of 4,068,124 common shares from treasury with a fair value of $13,262. In addition to the common shares issued to shareholders, 97,786 replacement share options with a weighted average fair value of $1.10 per option were granted to former Homestake employees and consultants and 286,167 replacement share purchase warrants were granted to former Homestake warrant holders at a weighted average fair value of $2.42 per warrant.

The acquisition of Homestake was accounted for as an asset acquisition and transaction costs associated with the acquisition, totalling $1,044, were included in the calculation of the purchase price. Transaction costs included the fair value of $726 ($3.26 per common share) related to 222,603 common shares issued as finders’ fees as well as $318 in professional fees, regulatory fees and other costs incurred in connection with the transaction. Homestake’s operations have been included in the Company’s results of operations from the acquisition date.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

4.	Acquisition of Homestake Resources (continued)

The allocation of the purchase price, based on the relative fair value of assets acquired and liabilities assumed is as follows:

Total purchase price:
Fair value of common shares issued on acquisition	$13,262
Fair value of investment in shares of Homestake	285
Fair value of share options issued on acquisition	107
Fair value of warrants issued on acquisition	692
Transaction costs associated with the acquisition	1,044
Total purchase price to allocate	$15,390

Cost of assets acquired and liabilities assumed:
Cash and cash equivalents	$1
Amounts receivable and prepaid expenses	37
Marketable securities	771
Reclamation bond	55
Mineral properties	16,060
Accounts payable and accrued liabilities	(1,534)
$15,390

The fair value of the 97,786 replacement share options and 286,167 warrants issued on acquisition to Homestake employees and warrant holders, respectively, has been estimated using the Black-Scholes option valuation model with the following assumptions:

	Share options	Warrants
Risk-free interest rate	0.54%	0.54%
Expected dividend yield	nil	nil
Share price volatility	63%	62%
Expected life (in years - weighted average)	0.25	0.92

5.	Cash and restricted cash

	December 31, 2017	December 31, 2016

Components of cash and restricted cash:
Cash	$2,474	$2,457
Restricted cash	115	115
	$2,589	$2,572

Restricted cash balance includes an amount of $86 (December 31, 2016 - $86) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

6.	Marketable securities

(a)	FVTPL

Investment in Homestake common shares

In connection with the Homestake acquisition (note 4), the Company had entered into a loan agreement with Homestake dated May 10, 2016, which provided for a loan of $150. The loan agreement contained a conversion feature allowing conversion of the indebtedness into Homestake common shares at a conversion price of $0.10 per Homestake common share.

On July 20, 2016, the Company exercised its conversion rights under the loan agreement and received 1,500,000 shares of Homestake, which at that date had a fair value of $300 based on the closing share price of Homestake of $0.20 per share. At the date of the acquisition, the shares were fair valued at $285, based on the closing share price of Homestake of $0.19 per share immediately before the acquisition closed, and this amount was included as part of the consideration paid. A gain of $135 was recorded in net loss for the year ended December 31, 2016 in connection with this investment.

Investment in Bravada common shares

Included as part of the acquisition of Homestake’s net assets, the Company acquired 2,658,004 shares of Bravada Gold Corporation (“BVA”) at a fair value of $771 based on the closing share price of $0.29 per share on September 7, 2016. The Company has classified BVA shares as FVTPL within level 1 category of the fair value hierarchy (note 18). As at December 31, 2017, the BVA share price quoted on TSXV was $0.16 per share (December 31, 2016 – $0.235 per share) and the fair value of the shares was adjusted to $425 (December 31, 2016 - $625). The impact of the fair value adjustment of the BVA shares was to record a fair value loss of $200 in the statement of loss and comprehensive loss for the year ended December 31, 2017 (December 31, 2016 - $146).

7.	Prepaid expenses and deposits

	December 31, 2017	December 31, 2016

Prepaid and deposits related to exploration and evaluation expenditures	$730	$7
Other prepaid expenses and deposits	437	312
	$1,167	$319

As at December 31, 2017, the Company had prepaid amounts related to drilling contracts at the Committee Bay project of $384 (December 31, 2016 - $nil) and surface rights agreements in Peru of $268 (December 31, 2016 - $nil).

8.	Mineral property interests

(b)	Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

8.	Mineral property interests (continued)

(a)	Nunavut exploration projects (continued)

Gibson MacQuoid

During the year ended December 31, 2017, the Company acquired prospecting permits along the Gibson MacQuoid greenstone belt in Nunavut, Canada. The permits are located between the Meliadine deposit and Meadowbank mine and cover approximately 120 km of strike length of the prospective greenstone belt and greater than 350,000 hectares collectively.

(b)	Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Kitsault Mineral district in north western British Columbia. The project is being explored as a potential high-grade underground mining operation.

(c)	Peruvian exploration projects

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates	Payment Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	PAID	250	-
May 11, 2018		500	2,000
May 11, 2019		-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

During the year ended December 31, 2017 the Company acquired the rights to certain mineral claims adjacent to Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65  million on transferring the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

Sombrero

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and has made cash payments totalling US$0.2 million. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5.0 million.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

8.	Mineral property interests (continued)

(c)	Peruvian exploration projects (continued)

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project.

Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$ 6.0 million), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (September 22, 2016)	PAID	100	-
September 22, 2017	PAID	100	200
September 22, 2018		100	250
September 22, 2019		200	1,000
September 22, 2020		150	2,000
September 22, 2021		2,500	-
Total		3,150	3,450

(d)	Costs capitalized as mineral property interests:

The following is a breakdown of the mineral property interest costs as at December 31, 2017 and 2016:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Mineral property acquisition costs	$18,725	$16,060	$1,265	$36,050
Exploration and evaluation costs	20,740	142	1,883	22,765
Balance at December 31, 2016	$39,465	$16,202	$3,148	$58,815

Mineral property acquisition costs	$18,681	$16,060	$2,517	$37,258
Exploration and evaluation costs	44,248	7,070	7,410	58,728
Balance at December 31, 2017	$62,929	$23,130	$9,927	$95,986

For the years ended December 31, 2017 and 2016, the Company’s mineral property acquisition costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2015	$18,065	$-	$406	$18,471
Additions	39	16,060	839	16,938
Change in estimate of provision for site reclamation and closure (note 11)	621	-	-	621
Currency translation adjustment	-	-	20	20
Balance at December 31, 2016	$18,725	$16,060	$1,265	$36,050
Additions	80	-	1,308	1,388
Change in estimate of provision for site reclamation and closure (note 11)	(124)	-	-	(124)
Currency translation adjustment	-	-	(56)	(56)
Balance at December 31, 2017	$18,681	$16,060	$2,517	$37,258

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

8.	Mineral property interests (continued)

(d)	Costs capitalized as mineral property interests (continued):

For the years ended December 31, 2017 and 2016, the Company’s exploration and evaluation expenditures are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2015	$6,289	$-	$343	$6,632
Assaying	797	-	43	840
Exploration drilling	1,864	-	-	1,864
Camp cost, equipment and field supplies	1,136	17	321	1,474
Geological consulting services	1,045	21	313	1,379
Geophysical analysis	668	-	12	680
Permitting, environmental and community costs	253	60	408	721
Expediting and mobilization	538	11	-	549
Salaries and wages	1,751	1	185	1,937
Fuel and consumables	1,626	-	3	1,629
Aircraft and travel	3,987	7	83	4,077
Share based compensation	786	25	160	971
Total for the year ended December 31, 2016	$14,451	$142	$1,528	$16,121
Currency translation adjustment	-	-	12	12
Balance at December 31, 2016	$20,740	$142	$1,883	$22,765
Assaying	1,297	357	182	1,836
Exploration drilling	4,936	1,822	178	6,936
Camp cost, equipment and field supplies	1,116	676	1,487	3,279
Geological consulting services	1,810	785	1,718	4,313
Geophysical analysis	366	86	210	662
Permitting, environmental and community costs	440	186	1,067	1,693
Expediting and mobilization	742	176	56	974
Salaries and wages	2,043	866	312	3,221
Fuel and consumables	1,858	231	24	2,113
Aircraft and travel	8,557	1,618	226	10,401
Share based compensation	343	149	275	767
Refundable tax credits	-	(24)	-	(24)
Total for the year ended December 31, 2017	$23,508	$6,928	$5,735	$36,171
Currency translation adjustment	-	-	(208)	(208)
Balance at December 31, 2017	$44,248	$7,070	$7,410	$58,728

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

9.	Equipment

	Camp and field equipment	Machinery and equipment	Total
Cost
Balance at December 31, 2015	$1,110	$748	$1,858
Additions	107	81	188
Balance at December 31, 2016	$1,217	$829	$2,046
Additions	144	-	144
Currency translation adjustment	(3)	-	(3)
Balance at December 31, 2017	$1,358	$829	$2,187

Accumulated depreciation
Balance at December 31, 2015	$(28)	$(19)	$(47)
Depreciation	(117)	(96)	(213)
Balance at December 31, 2016	$(145)	$(115)	$(260)
Depreciation	(149)	(104)	(253)
Currency translation adjustment	1	-	1
Balance at December 31, 2017	$(293)	$(219)	$(512)

Net book value
Balance at December 31, 2016	$1,072	$714	$1,786
Balance at December 31, 2017	$1,065	$610	$1,675

10.	Flow-through share premium liability

On January 24, 2017, the Company completed a brokered equity offering for gross proceeds of approximately $41,172 through the issuance of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. The flow-through shares were issued at a premium of $1.34 per flow-through share, calculated as the difference between the price of a flow-through share and the price of a common share, as tax deductions generated by the eligible expenditures will be passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. The Company recognized a flow-through share premium liability of $6,151 related to the 4,590,818 flow-through shares issued, which represents the Company’s obligation to spend $23,000 on eligible expenditures.

As of December 31, 2017, $22,307 of eligible expenditures was incurred, of which $15,500 related to the Committee Bay project and $6,807 to the Homestake Ridge project. The liability has been amortized accordingly and the balance at December 31, 2017 represents the Company’s obligation to spend the remaining funds, totaling $693, on eligible expenditures by the end of 2018 as permitted under the look-back rule. Exploration expenditures renounced under the look-back rule can be incurred up to a year after the end of the calendar year in which they were raised. The continuity of the liability is as follows:

	December 31, 2017	December 31, 2016
Opening balance	$-	$-
Flow-through share premium liability at issuance	6,151	2,319
Amortization of flow-through share premium	(5,966)	(2,319)
Closing balance	$185	$-

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

11.	Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

As at December 31, 2017, the present value of future estimated cash flows required to settle the site reclamation and closure obligation was estimated at $1,662 (December 31, 2016 - $1,747). The key assumptions on which this estimate is based are:

•	Undiscounted cash flow for site reclamation of $2,250 (December 31, 2016 - $2,460)
•	Expected timing of future cash flows is based on mining leases expiration, which is between 2018 and 2033
•	Annual inflation rate 2% (December 31, 2016 - 2%)
•	Risk-free interest rate 2.26% (December 31, 2016 - 2.31%)

The discounted liability for the site reclamation and closure provision at Committee Bay project is as follows:

	December 31, 2017	December 31, 2016

Opening balance	$1,747	$1,100
Accretion	39	25
Change in estimate	(124)	621
Closing balance	$1,662	$1,747

12.	Share capital

(a)	Authorized

Unlimited common shares without par value

(b)	Share issuances

Year ended December 31, 2017:

i.	On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41,172 (the “January Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the January Offering totalled $2,261, which included $2,022 in commissions, and $239 in other issuance costs. The gross proceeds from the January Offering were also offset by $6,151, an amount related to the flow-through share premium liability (note 10). A reconciliation of the impact of the January Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share	4,951,584	$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash share issue costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

12.	Share capital (continued)

(b)	Share issuances (continued)

ii.	During the year ended December 31, 2017, 453,000 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $1.18 for gross proceeds of $536. Attributed to these share options, fair value of $377 was transferred from the share option and warrant reserve and recorded against share capital.

iii.	During the year ended December 31, 2017, 1,954,011 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of approximately $1.60 for gross proceeds of $3,121. Attributed to these share purchase warrants, fair value of $1,523 was transferred from the share option and warrant reserve and recorded against share capital.

Year ended December 31, 2016:

iv.	On September 7, 2016, pursuant to the Homestake Arrangement, the Company issued 4,068,124 common shares with a fair value of $13,262, $3.26 per common share, to Homestake shareholders in connection with its acquisition of Homestake (note 4). An additional 222,603 common shares with a fair value of $726, $3.26 per common share, were issued as finders’ fees in relation to the transaction.

v.	On September 7, 2016, 437,675 common shares were issued at $2.30 per common share under debt settlement agreements, to Homestake creditors in order to settle accounts payable of $1,007.

vi.	On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,945 (the “2016 Offering”). Under the terms of the 2016 Offering, a syndicate of underwriters led by Beacon Securities Limited (the “Underwriters”) agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 4,732,700 flow-through shares at a price of $1.89 per flow-through share and 4,285,714 common shares at a price of $1.40 per common share. Share issue costs related to the 2016 Offering totaled $1,721, which included $897 in commissions, the fair value of $427 related to 541,104 share purchase warrants issued to the underwriters and $397 in other issuance costs. The gross proceeds from the 2016 Offering were also offset by $2,319, an amount related to the flow-through share premium liability, which was fully amortized at December 31, 2016. A reconciliation of the impact of the 2016 Offering on the common shares is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.40 per share	4,285,714	$6,000
Flow-through shares issued at $1.89 per share	4,732,700	8,945
Cash share issue costs		(1,294)
Proceeds net of share issue costs		13,651
Fair value of warrants issued		(427)
Flow-through share premium liability		(2,319)
	9,018,414	$10,905

vii.	During the year ended December 31, 2016, 577,878 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.90 for gross proceeds of $518. Attributed to these share options, fair value of $372 was transferred from the share option and warrant reserve and recorded against share capital.

viii.	During the year ended December 31, 2016, 3,643,394 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.65 for gross proceeds of $6,010. Attributed to these share purchase warrants, fair value of $2,206 was transferred from the share option and warrant reserve and recorded against share capital.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

13.	Share option and warrant reserves

(a)	Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of share options issued and outstanding is as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2015	2,940,000	$0.89
Granted	2,452,786	2.61
Exercised	(577,878)	0.90
Expired	(61,908)	1.50
Outstanding, December 31, 2016	4,753,000	$1.77
Granted	530,000	3.19
Exercised	(453,000)	1.18
Expired	(20,000)	2.63
Outstanding, December 31, 2017	4,810,000	$1.97

As at December 31, 2017, the number of share options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	960,000	$.51	1.13	960,000	$0.51	1.13
Aug 17, 2020	1,070,000	1.30	2.63	1,070,000	1.30	2.63
June 21, 2021	2,250,000	2.63	3.47	2,250,000	2.63	3.47
Jan 10, 2022	440,000	3.22	4.03	275,000	3.22	4.03
May 5, 2022	90,000	3.04	4.35	45,000	3.04	4.35
	4,810,000	$1.97	2.88	4,600,000	$1.92	2.83

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the year ended December 31, 2017 and 2016 the company recognized share-based compensation expense as follows:

	Year ended December 31,
	2017	2016

Recognized in net loss:
Included in fees, salaries and other employee benefits	$1,053	$2,049
Included in project investigation costs	18	82

Capitalized to mineral property interests:
Committee Bay & Gibson MacQuoid	343	786
Homestake Ridge	149	25
Peru	275	160
	$1,838	$3,102

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

13.	Share option and warrant reserves (continued)

(a)	Share-based payments (continued)

During the year ended December 31, 2017, the Company granted 530,000 share options to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share-based options was calculated as $2.01 using the Black-Scholes option valuation model at the grant date.

During the year ended December 31, 2016, the Company granted 2,355,000 share options to directors, officers, employees and others providing similar services and an additional 97,786 replacement options to former option holders of Homestake (note 4). The weighted average fair value per option of these share options, excluding the Homestake replacement options, was calculated as $1.52 using the Black-Scholes option valuation model at each grant date.

The fair value of the share options granted during the year ended December 31, 2017 and 2016, excluding the 97,786 replacement options issued to former option holders of Homestake in 2016 (note 4), were estimated using the Black-Scholes option valuation model with the following assumptions on a weighted average basis:

	Year ended December 31,
	2017	2016
Risk-free interest rate	0.94%	0.66%
Expected dividend yield	nil	nil
Share price volatility	77%	81%
Expected life in years	4.34	4.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options.

(b)	Share purchase warrants

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, December 31, 2015	4,835,000	$1.70
Issued	827,271	1.21
Exercised	(3,643,394)	1.65
Outstanding, December 31, 2016	2,018,877	$1.59
Expired	(37,150)	1.34
Exercised	(1,954,011)	1.60
Outstanding, December 31, 2017	27,716	$1.40

As at December 31, 2017, the expiration date on the share purchase warrants outstanding is May 4, 2018.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

14.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Year ended December 31,
	2017	2016
Universal Mineral Services Ltd. [1]
Fees, salaries and other employee benefits	$574	$323
Legal and professional fees	-	1
Marketing and investor relations	7	10
Insurance	2	-
Office and administration	419	401
Regulatory, transfer agent and shareholder information	17	10
Project investigation costs	10	-
Exploration and evaluation expenditures:
Committee Bay	529	22
Homestake	136	2
Peru	352	50
Total transactions for the period	$2,046	$819

1.	Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis.

The outstanding balance owing at December 31, 2017 was $179 (December 31, 2016 – $133). In addition, the Company had $150 on deposit with UMS as at December 31, 2017 (December 31, 2016 - $31).

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Year ended December 31,
	2017	2016
Short-term benefits	$1,545	$1,380
Share-based payments	709	1,351
	$2,254	$2,731

15.	Supplemental cash flow information

	Year ended December 31,
	2017	2016
Change in accounts payable and accrued liabilities included in mineral property interests	$140	$314
Common shares issued in connection with debt settlement agreements	-	1,007
Deferred acquisition costs capitalized in mineral properties	65	-
Depreciation capitalized in mineral property interests	253	214
Prepaid expenditures related to mineral property interest	659	17
Share-based compensation included in mineral property interests	767	971

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

December 31, 2017	Canada	Peru	Total

Restricted cash	$115	$-	$115
Equipment, net	1,612	63	1,675
Mineral property interests	86,059	9,927	95,986
	87,786	9.990	97,776

December 31, 2016	Canada	Peru	Total

Restricted cash	$115	$-	$115
Equipment, net	1,758	28	1,786
Mineral property interests	55,667	3,148	58,815
	$57,540	$3,176	$60,716

17.	Loss per share

	Year ended December 31,
	2017	2016
Net loss	$(330)	$(4,255)
Weighted average number of shares outstanding	76,668,827	58,065,635
Basic and diluted loss per share	$(0.00)	$(0.07)

All of the outstanding share-purchase options and share purchase warrants at December 31, 2017 and 2016 were anti-dilutive for the years then ended as the Company was in a loss position.

18.	Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at December 31, 2017 and 2016 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy (note 6 (a)).

No transfer occurred between the levels during the year.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

18.	Financial instruments (continued)

(a)	Credit risk

Credit risk is the risk that a third party fails to discharge its obligations under the terms of the financial contract and causes a financial loss for the Company. The Company’s credit risk is attributable to its cash and cash equivalents, amounts receivable, deposits. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalent balances in highly rated Canadian financial institutions. The Company considers the risk of loss associated with cash and cash equivalents to be low.

The Company also has credit risk exposure in relation to its receivables from goods and service tax (“GST”) from the Canadian government. Management is confident that their carrying values are recoverable in full and this risk is minimal.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(c)	Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities (note 6 (a)). The Company is exposed to other price risk through its held for trading investment in BVA, which is listed on the TSX Venture Exchange, and acquired as part of the acquisition of Homestake (note 4).

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

(d)	Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at December 31, 2017 and 2016 the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars are as follows:

	December 31, 2017	December 31, 2016

Financial assets denominated in foreign currencies	$195	$36
Financial liabilities denominated in foreign currencies	(1)	(13)
Net exposure	$194	$23

A 10% increase or decrease in the US dollar exchange rate would not result in a material increase or decrease in the Company’s net loss for the year ended December 31, 2017.

(ii)	Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company’s exposure to interest rate risks is limited to potential increases or decreases on the interest rate offered on cash and cash equivalents held at chartered Canadian financial institutions, which would result in higher or lower relative interest income. A 10% change in the annualized interest rate would not result in a material change in the Company’s net loss for the year ended December 31, 2017.

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

19.	Income taxes

(a)	Tax losses

The Company has accumulated non-capital losses of approximately $45,044 (December 31, 2016 – $41,719) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital losses will, if unused, expire in:

Year of expiry	Total

2024	$659
2025	624
2026	1,219
2027	2,196
2028	3,134
2029	4,168
2030	3,702
2031	2,639
2032	2,355
2033	7,631
2034	4,017
2035	2,060
2036	4,549
2037	6,091
$45,044

The Company also has non-capital losses in Peru of $339 (December 30, 2016 - $131), which, if unused, will expire in 2020.

The Company has accumulated capital losses $661 (December 31, 2015 – $661) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

(b)	Income tax recovery provision

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	Year ended December 31, 2017	Year ended December 31, 2016
Loss before income taxes	$(329)	$(4,255)
Canadian federal and provincial income tax rates	26%	26%
Expected income tax recovery	(86)	(1,106)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	278	554
Share issuance costs	(588)	(525)
Unrecognized changes in fair value of marketable securities	-	(35)
Non-deductible expenditures	128	211
Elimination of capital losses	-	2,056
Adjustment to tax estimates	1,008	2
Amortization of flow-through share premium	(1,551)	(603)
Flow-through expenditures renunciation	5,800	2,326
Difference in future and foreign tax rates	(148)	-
Other	9	46
Increase (decrease) in unrecognized tax asset	(4,850)	(2,926)
Income tax recovery	$-	$-

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

19.	Income taxes (continued)

(c)	Significant components of the deferred tax assets and liabilities are:

	December 31, 2016	Net loss	Equity	December 31, 2017
Deferred Income tax assets
Non-capital losses carried forward	$10,881	$1,379	$-	$12,260
Capital losses carried forward	43	2	-	45
Share issuance costs & CEC	500	-	240	740
Investments	19	28	-	47
Site reclamation obligations	454	(6)	-	448
Property, plant & equipment	68	68	-	136
Mineral property interests	-	20	-	20
	11,965	1,491	240	13,696
Deferred income tax liabilities
Mineral property interests	(4,605)	(6,621)	-	(11,226)
FX on intercompany	(3)	40	-	37

Net deferred tax assets	7,357	(5,090)	240	2,507
Unrecognized deferred tax assets	(7,357)	5,090	(240)	(2,507)
Net deferred tax balance	$-	$-	$-	$-

	December 31, 2015	Net loss	Equity	Acquisition of Homestake	December 31, 2016
Deferred Income tax assets
Non-capital losses carried forward	$5,258	$1,269	$-	$4,354	$10,881
Capital losses carried forward	2,099	(2,056)	-	-	43
Share issuance costs & CEC	95	-	385	20	500
Investments	-	19	-	-	19
Site reclamation obligations	286	168	-	-	454
Property, plant & equipment	12	56	-	-	68
	7,750	(544)	385	4,374	11,965
Deferred income tax liabilities
Mineral property interests	(933)	(2,764)	-	(908)	(4,605)
FX on intercompany	-	(3,281)	-	-	(3)
Net deferred tax assets	6,817	(3,311)	385	3,466	7,357
Unrecognized deferred tax assets	(6,817)	3,311	(385)	(3,466)	(7,357)

Net deferred tax balance	$-	$-	$-	$-	$-

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Auryn Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2017 and 2016

20.	Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue acquisition, exploration and development of resource properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The capital of the Company is determined as follows:

	Year ended December 31,
	2017	2016
Equity	$99,587	$61,947
Less cash	2,474	2,457
	$97,113	$59,490

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets or adjust the amount of cash and investments.

In order to maximize ongoing development efforts, the Company does not pay out dividends, does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital and is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

21.	Subsequent events

On March 23, 2018 the Company closed a bought deal offering (the “2018 Offering”) for gross proceeds of US$ 7.8 million. A total of 6,015,385 common shares of the Company were sold at a price of US$1.30 per share for gross proceeds of US$7.8 million.  The Offering was completed pursuant to an amended and restated underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation, as sole book-runner and lead underwriter, and PI Financial Corp., Canaccord Genuity Corp., Echelon Wealth Partners Inc., Haywood Securities Inc. and Roth Capital Partners, LLC, as co-managers.  The Company paid a 6% commission to the Underwriters.

In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “2018 Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The flow-through shares formed part of a donation arrangement and were ultimately purchased by Goldcorp Inc. (“Goldcorp”) and enabled Goldcorp to maintain its 12.5% interest in the Company under the terms of the January 2017 Investor Rights and Obligations Agreement between Goldcorp and the Company. Goldcorp now owns 10,634,228 common shares of the Company. The 2018 Flow-Through Shares are subject to a four month hold period in Canada. The 2018 Flow-Through Shares were not and will not be registered under the United States Securities Act of 1933, as amended. The proceeds from the sale of the 2018 Flow-Through Shares will be used exclusively for exploration on the Company’s Committee Bay project.

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